
TRANSMISSÃO
PAULISTA

Data *São Paulo, April 29, 2003* *Ref.CT/F/01346/2003*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549



Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP No. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP No. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are attaching herewith copy of the summary of the decisions of the Ordinary and Extraordinary General Shareholders' Meetings held on April 25, 2003, as well as the Public Notice of the Relevant Fact related to the matter, published on Saturday, April 26, 2003. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 84
01415-903 - São Paulo - S
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company - CNPJ 02.998.611/0001-04

SUMMARY OF THE DECISIONS OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

On April 25, 2003, the Ordinary and Extraordinary General Shareholders' Meetings were held, which were called by the Public Notice published in the newspapers Folha de S. Paulo and Diário Oficial do Estado de São Paulo, on April 8, 9 and 10, 2003, and made available at the *website* of the Company (www.cteep.com.br).

The matters were approved, as shown below:

a) accounts of the administrators and financial statements as of the fiscal year of 2002;

b) imputation of 136,353,000.00 of remuneratory interest on own capital, equivalent to R$ 0.9133735 per lot of a thousand shares, already paid and whose credit was previously approved by the Board of Directors, to the value of the dividends regarding the fiscal year of 2002, as provided for in paragraph 3 of article 31, of the Bylaws;

c) destination of R$ 12,782,077.16 to the shareholders, as additional dividends, equivalent to R$ 0.0856219 per lot of a thousand shares, regarding the fiscal year of 2002, to be paid within the term of 60 days after the holding of the Ordinary General Shareholders' Meeting;

d) election of the members of the Audit Committee:

   regular: Ana Maria Linhares Richtman, Carlos Alberto Pontelli, Raimundo Francisco Alencar de Melo, João Paulo Pombeiro Gomes and Rômulo Rodrigues

   alternate: Atílio Gerson Bertoldi, José Antonio Xavier, José Eduardo Pessini, Antonio Carlos Gerude Rodrigues and Valter Reikiti Toguchi;

e) establishment of the remuneration of the members of the Executive Committee, Board of Directors and Audit Committee, according to CODEC Opinion No. 038/2003 of 04/22/2003:

   Board of Directors: remuneration, per session, equivalent to 10% of the monthly remuneration of the Chairman, up to the limit of 2 sessions remunerated per month; and

   Audit Committee: remuneration, per session, equivalent to 10% of the monthly average of the remuneration of the Directors, limited to 1 session remunerated per month.

f) ratification of the election of the following members of the Board of Directors:

   Alexandre Magalhães da Silveira, Cláudia Maria Costin and Eduardo Refinetti Guardia.

No matter regarding item "g" of the Public Notice (other matters of corporate interest) was submitted.

São Paulo, April 25, 2003


TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company - CNPJ 02.998.611/0001-04

RELEVANT FACT

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the provisions of CVM Instruction No. 358, of January 3, 2002, publicly informs that at this date the Ordinary and Extraordinary General Shareholders' Meetings were held, which were called by the Public Notice published in the Newspapers Folha de S. Paulo and Diário Oficial do Estado de São Paulo, on April 8, 9 and 10, 2003, made available at the *website* of the Company (www.cteep.com.br). The matters related to items "a" to "f" of the Public Notice were approved in these meetings, and there was no submittal of the matters concerning item "g" (other matters of corporate interest).

São Paulo, April 25, 2003

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director